KINECTAIR INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2021

DATE ISSUED: APRIL 1, 2022

KINECTAIR INC.

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

Procyon • Financial

Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of KINECTAIR INC.,

400 E. Evergreen Blvd, Suite 317

Vancouver, WA 98660

I have audited the accompanying financial statements of KINECTAIR INC., which comprise the Balance Sheet as of December 31, 2021, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of KINECTAIR INC. as of December 31, 2021, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.

04/01/2022

KINECTAIR INC.

BALANCE SHEET
AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	90,277
SAFE convertible notes receivable		100,000
Shareholder receivable		90
Total current assets		190,367
Non-current assets:		
Fixed Assets:		
Computer Equipment		-
Less accumulated depreciation		-
Total Fixed Assets		-
Intangible assets:		
Software		29,344
Less accumulated amortization		-
Total intangible assets		29,344
Total Assets	$	**219,711**
Liabilities & Stockholders' Equity (deficit)		
Current liabilities:		
Accounts Payable	$	
Credit Cards		12,513
SAFE convertible notes		1,662,500
Due to shareholders		76,580
Accrued interest payable		2,119
Other payables		367
Total current liabilities		1,754,079
Non-current Liabilities:		
SAFE convertible notes		-
Due to shareholders		-
Accrued Interest		-
Total non-current liabilities		-
Total Liabilities:	$	**1,754,079**

The accompanying notes are an integral part of these financial statements.

KINECTAIR INC.

BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

	As of December 31, 2021
Commitments and Contingencies:	
Redeemable Common stock, 15,013,889 shares issued and outstanding as of December 31, 2021	601
Stockholders' equity (deficit):	
Common stock, $0.00004 par value, 162,009,886 shares authorized, 70,479,529 shares issued and outstanding as of December 31, 2021	2,819
Preferred stock, $ 0.0001 par value, 24,713,959 shares authorized, 6,490,011 shares issued and outstanding as of December 31, 2021	649
Additional Paid-in Capital-Preferred stock	265,031
Less: Treasury stock	(56,424)
Accumulated Profits (losses)	(400,743)
Net income (loss)	(1,346,301)
Total stockholders' equity (deficit):	(1,534,969)
Total Liabilities, stockholders' equity (deficit) and redeemable stock	**219,711**

The accompanying notes are an integral part of these financial statements.

KINECTAIR INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Revenue from flights and commissions	$	-
Total revenues		-
Cost of Sales		-
Gross Profit		-
Expenses:		
Salaries, benefits & payroll taxes		665,714
Flight expenses		45,803
Pilot Training flight costs		20,040
General & Administrative expenses		30,649
IT software & consumables		41,273
Partnership development & Strategic Consultancy		216,219
Management Consulting		78,924
Safety Consulting		30,048
Aviation Consulting		2,050
Legal & Professional Services		23,495
Advertising & Marketing		85,911
Travel & accommodation		77,485
Rent		21,625
Office supplies		1,556
Bank Charges & Fees		3,051
Utilities		1,938
Postage, Freight & Courier		1,168
Taxes & Licenses		1,291
Total Expenses		1,348,240
Income from operations (loss)		**(1,348,240)**
Other Income (Expenses):		
Interest expenses		1,341
Other Income		598
Total Other Income (expenses)		1,939
Net income (loss) for the year		**(1,346,301)**

The accompanying notes are an integral part of these financial statements.

KINECTAIR INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital (net of capital raising costs)	Retained earnings (accumulated deficit)	Treasury stock	**Total**
Beginning balance, December 31, 2020	**52,987,169**	**2,119**	**6,490,011**	**649**	**265,031**	**(400,743)**	**-**	**(132,944)**
Issuance of Common stock	17,510,360	700	-	-	-	-		**700**
Issuance of Preferred stock	-	-	-	-	-	-	**-**	**-**
Share repurchases	-	-	-	-	-	-	**(56,424)**	**(56,424)**
Net income (loss)	-	-	-	-	-	(1,346,301)	**-**	**(1,346,301)**
Ending Balance, December 31, 2021	**70,479,529**	**2,819**	**6,490,011**	**649**	**265,031**	**(1,747,044)**	**(56,424)**	**(1,534,969)**

The accompanying notes are an integral part of these financial statements.

KINECTAIR INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Cash flow From Operating Activities:		
Net loss	$	(1,346,301)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in:		
Prepaid expenses		1,765
Shareholder receivable		160
SAFE notes receivable		(100,000)
Credit cards		6,500
Interest payable		1,108
Other payables		367
Net cash provided (used) by operating activities		**(1,436,401)**
Cash flow From Investing Activities:		
Software development		(7,500)
Net cash provided (used) by investing activities		**(7,500)**
Cash flow from Financing Activities		
Issuance of SAFE convertible notes		1,512,500
Due to shareholders		(3,098)
Proceeds from share issuance (repurchases), net		(57,195)
Net cash provided (used) by financing activities		**1,452,207**
Increase (decrease) in Cash		8,306
Cash, beginning of year		**81,971**
Cash, end of year	$	**90,277**

The accompanying notes are an integral part of these financial statements.

KINECTAIR INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

About the Company & its Nature of operations

KINECTAIR INC. ('the Company'), is a Delaware Corporation formed on April 29, 2019. The Company operates in the aviation industry and offers an application which enables travelers to order private flights. According to Management, the Company provides a travel solution that is more flexible than traditional airlines in that travelers are able to control the paths and timing to reach their intended destinations.

The Company has formed a wholly owned subsidiary in the United Kingdom, KinectAir Ltd., to pursue opportunities and eventually operate in the United Kingdom.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception. Additionally, the Company had a stockholders' deficit of $1,534,969 as of December 31, 2021.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through January 31, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its services, and its ability to generate positive operational cash flow.

KINECTAIR INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

As of the date of the report, the Company made an offering to purchase 'G Jets International' as described in the 'Subsequent events' section. Moreover, during 2022, the Company had raised $310,500 pursuant to SAFE agreements.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

The Company has a limited operating history and has been operating at net losses since inception. The Company's operations and profitability are dependent upon its ability to acquire sufficient customers to support its operations and generate positive cash flows. The Company's business model is dependent in part on obtaining certain required regulatory certifications and approvals from regulators such as the Department of Transportation and Federal Aviation, as well as counterpart European regulators for foreign operations. The inability to obtain such certifications could have a negative impact on the Company. Additionally, aviation accidents or incidents on flights that the Company brokers or operates could give rise to significant potential liability.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

KINECTAIR INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of software development costs that were incurred by the Company. The Company is evaluating the useful life of these costs and will begin amortizing them as the software is used.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2021.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

SAFE (Single Agreement for Future Equity) Convertible notes

During 2021, the Company issued sixteen Simple Agreements for Future Equity ("SAFE") for a total of $1,512,500. Fourteen of the SAFE agreements (totaling $1,162,500) were issued at a post money valuation cap of $8,000,000 and a discount of 80%. Two of the SAFE agreements (totaling $350,000) were issued at a post money valuation cap of $15,000,000. Three of the SAFE agreements (totaling $42,500) were issued in exchange for services of two parties who provided the Company with professional services. The company received $100,000 on January 5, 2022, pursuant to a SAFE agreement issued on December 7, 2021.

The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution

protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

If there is an Equity Financing before the termination of the SAFE notes on the initial closing of such Equity Financing, the SAFE notes will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the termination of the SAFE notes, the SAFEs will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority.

If there is a Dissolution Event before the termination of the SAFE notes, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2021.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Leases

The Company entered into a commercial lease agreement in 2019 for space to be used for the operation of on demand air travel and related software with a term of 12 months. The lease contains an option of a 1-year extension and the company exercised it during 2021. Payments under the lease are made according to the following schedule:

Base Rent	Period
$365.00/month	August 17, 2019 – August 31, 2021
$385.00/month	September 1, 2021- August 31, 2022

The Company entered into a commercial lease agreement in 2019 with a term of 12 months, renewable. Payments under this lease are $1,400 per month and according to the agreement, rent will be increased by 3% on the first anniversary of the commencement date and on each anniversary of the commencement date thereafter, however the company is still paying the original rent of $1,400 per month.

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares that the Company is authorized to issue is one hundred

eighty-six million and seven hundred twenty-three thousand and eight hundred and forty-five (186,723,845) shares. The total number of shares of Common Stock authorized to be issued is one hundred sixty-two million nine thousand and eight hundred and eighty-six (162,009,886) shares at a par value $0.00004 per share. The total number of shares of Preferred stock authorized to be issued is twenty-four million seven hundred thirteen thousand and nine hundred and fifty-nine (24,713,959) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2021, the total number of shares of unrestricted Common Stock issued and outstanding was 70,479,529.

Restricted stock is subject to certain restrictions, such as vesting and a repurchase right. Vesting is conditioned upon continued employment through the applicable vesting date. The restricted stock is subject to repurchase in the event the stockholder ceases to be employed or engaged (as applicable) by the Company for any reason. As the restricted stock is purchased at fair market value at the time of grant, there is no stock-based compensation expense recognized related to these awards.

As of December 31, 2021, 15,013,889 of restricted stock shared remain unvested.

During 2021, the Company repurchased 7,041,668 shares for a cash payment of $52,091.

Preferred Stock

As of December 31, 2021, the total number of shares of Preferred Stock issued and outstanding was 6,490,011.

The Company accounts for stock options issued to employees in exchange for services under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is

measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. Salaries and benefits include Stock-based compensation expense.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Material

related party transactions are required to be disclosed in the financial statements, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which a statement of operations is presented and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amount of transactions for each of the periods for which a statement of operations is presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

In 2019 and 2020, the Company obtained loans from various shareholders. The loans accrue interest at the rate of 1.61% per annum. Accrued interest on these loans totaled $2,119 as of December 31, 2021.

Obligations due to shareholders consisted of the following:

- A SAFE note and a loan due to Mr. Jonathan Evans, the Company's Chief Executive Officer, for a total of $56,501. Mr. Evans owned 21,000,000 shares of the common stock issued and outstanding as of December 31, 2021.
- A loan due to Mr. Benjamin Howard, the Company's Chief Technology Officer, in the amount of $5,079. Mr. Howard owned 12,500,000 shares of the common stock issued and outstanding as of December 31, 2021.
- A loan due to Skylift Holdings, LLC, an entity controlled by the Company's CEO, in the amount of $15,000.

During 2022, the Company settled its obligation to Skylift Holdings, LLC.

Recent Accounting Pronouncements

The FASB recently issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities for fiscal years beginning after December 15, 2021, with early adoption permitted (for "emerging growth company" beginning

after December 15, 2023). The Company will be evaluating the impact this standard will have on the Company's financial statements.

As the Company continues to grow and increase its operating and financial reporting capabilities, it will continually evaluate future standards for impact, applicability, and provide disclosure of any impact, as necessary.

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which is codified in ASC 842, Leases ("ASC 842") and supersedes current lease guidance in ASC 840, Leases. ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, Leases ASC 842: Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company plans to adopt the new standard effective for the year ending December 31, 2022. The Company is currently evaluating the impact of the pending adoption of the new standard on the financial statements.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

KINECTAIR INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Subsequent events

The Company issued $310,500 in SAFE agreements in January 2022. Moreover, on January 5, 2022, the Company received $100,000 pursuant to a SAFE agreement issued on December 7, 2021.

During 2022, the Company made an offer to purchase ‘G Jets International’, a private jet charter services company, for a purchase price of $350,000. The offer is due to be finalized by April 15, 2022.

The Company evaluated subsequent events through January 31, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.